UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date: November 23, 2007	By:	/s/ Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

NOTICE OF H SHAREHOLDERS CLASS MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H Shares (the “H Shareholders Class Meeting”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on Tuesday, 8 January 2008, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalised terms used in this notice shall have the same meanings as those defined in the circular of the Company dated Friday, 23 November 2007 relating to, among other things, subscription of new H Shares by SIA and Temasek and subscription of new H Shares by CEA Holding):

AS SPECIAL RESOLUTIONS

1.
“THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement.”

2.
“THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement.”

NOTICE OF H SHAREHOLDERS CLASS MEETING

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)

Li Jun	(Vice Chairman, Non-executive Director)

Luo Chaogeng	(Non-executive Director)

Cao Jianxiong	(President, Executive Director)

Luo Zhuping	(Executive Director)

Hu Honggao	(Independent non-executive Director)

Peter Lok	(Independent non-executive Director)

Wu Baiwang	(Independent non-executive Director)

Zhou Ruijin	(Independent non-executive Director)

Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China 23 November 2007

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H Shares and are registered as holders of the H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 7 December 2007 will be entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(i)
Holders of H Shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no; +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Tuesday, 18 December 2007 (if in person or by facsimile) or between Wednesday, 12 December 2007 to Tuesday, 18 December 2007 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the H Shareholders Class Meeting and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the H Shareholders Class Meeting as evidence of eligibility to attend the meeting.

NOTICE OF H SHAREHOLDERS CLASS MEETING

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. The holders of H Shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H Share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the H Shareholders Class Meeting

The H Shareholders Class Meetings is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

5.	Procedure to otherwise demand a poll

Pursuant to Articles 73 to 75 of the Articles of Association, a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i)	by the chairman of such meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy; or

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at such meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

6.	Closure of books

The H Share register of members of the Company will be closed from Saturday, 8 December 2007 to Tuesday, 8 January 2008, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H Shares intending to attend the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 7 December 2007.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7.	Abstention from voting

CEA Holding and its associates will abstain from voting in respect of Resolutions No. 1 and 2.